                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. )*



                              Cascade Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.50 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  147195-10-1
--------------------------------------------------------------------------------
                                (CUSIP Number)


                         Code Hennessy & Simmons IV LP
                         Attention: Mr Peter M. Gotsch
                       10 South Wacker Drive, Suite 3175
                            Chicago, Illinois 60606

                                with a copy to:
                            Andrew W. McCune, Esq.
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4028

                             _____________________
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 5, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 2 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      CHS Oregon Acquisition Corp.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      CO
------------------------------------------------------------------------------
(1) Bases on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 3 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Code Hennessy & Simmons IV LP
-------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a) [_]
                                                                  (b) [X]
-------------------------------------------------------------------------------
 3.     SEC USE ONLY


--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS:

        Not applicable
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e):
                                                                    [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware
--------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER:

       NUMBER OF
                            0
        SHARES       -----------------------------------------------------------
                       8.   SHARED VOTING POWER:
     BENEFICIALLY

       OWNED BY             1,845,987(1)
                     -----------------------------------------------------------
         EACH          9.   SOLE DISPOSITIVE POWER:

      REPORTING
                            0
        PERSON       -----------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER:
         WITH
                            1,845,987(1)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


        1,845,987(1)
--------------------------------------------------------------------------------
12.     CHECK BOX THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        15.0%(2)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON:

        PN
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 4 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      CHS Management IV LP
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      PN
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 5 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Code Hennessy & Simmons LLC
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      OO
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 6 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Andrew W. Code
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 7 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Daniel J. Hennessy
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 8 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Brian P. Simmons
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4.
      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 9 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Peter M. Gotsch
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 10 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Tom J. Formolo
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
 -----------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
 -----------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

------------------------------------------------------------------------------

CUSIP No. 147195-10-1              13D                     Page 11 of 23 Pages
          -----------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Jon S. Vesely
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY

     OWNED BY             1,845,987(1)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          1,845,987(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      1,845,987(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      15.0%(2)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 163,079 shares by Robert C. Warren, Jr.; (c) 25,454 shares by Richard S. Anderson; and (d) 26,262 shares of Common Stock held by Terry H. Cathey. See Item 5.
(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000, calculated as set forth in Item 5.

Item 1.   Security and Issuer.
          --------------------

          This Schedule 13D relates to the shares of common stock, $0.50 par value (the "Common Stock") of Cascade Corporation, an Oregon corporation ("Issuer").

          The principal executive offices of Issuer are located at 2201 N.E. 201st Avenue, Fairview, Oregon 97024.

Item 2.   Identity and Background.
          -----------------------

          Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this on behalf of CHS Oregon Acquisition Corp., a Delaware corporation ("Acquisition Corp."), Code Hennessy & Simmons IV LP, a Delaware limited partnership ("CHS IV"), CHS Management IV LP, a Delaware limited partnership ("CHS Management"), Code Hennessy & Simmons LLC, a Delaware limited liability company ("CHS LLC"), Andrew W. Code ("Mr. Code"), Daniel J. Hennessy ("Mr. Hennessy"), Brian P. Simmons ("Mr. Simmons"), Peter M. Gotsch ("Mr. Gotsch"), Tom J. Formolo ("Mr. Formolo") and Jon S. Vesely ("Mr. Vesely"). Acquisition Corp., CHS IV, CHS Management, CHS LLC, Mr. Code, Mr. Hennessy, Mr. Simmons, Mr. Gotsch, Mr. Formolo and Mr. Vesely are sometimes hereinafter referred to collectively as the "Reporting Persons."

          As described in Items 3 and 4 below, on July 5, 2000, Acquisition Corp. and CHS IV entered into a Letter of Understanding with certain members of management of the Issuer identified below ("Management") and the Robert C. and Nani S. Warren Revocable Trust (the "Trust") whereby Acquisition Corp. secured the agreement of Management and the Trust to work exclusively with Acquisition Corp. and CHS IV to attempt to develop a proposal to acquire the Issuer. Acquisition Corp. is a Delaware corporation newly formed by CHS IV and Management.

          The Trust has four trustees, Robert C. Warren, Jr. ("Mr. Warren"),
C. Calvert Knudsen ("Mr. Knudsen"), Jack B. Schwartz ("Mr. Schwartz") and
Nani S. Warren ("Ms. Warren") (hereinafter collectively referred to as the "Trustees"). The Trust shares are held by the Trustees primarily for the benefit of Nani S. Warren. Management consists of Mr. Warren, Mr. Richard S. Anderson ("Mr. Anderson") and Mr. Terry H. Cathey ("Mr. Cathey").

          The Reporting Persons, together with Management and the Trust, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as
(i) an admission that the Reporting Persons together with any of the Management or the Trust constitute a "person" or "group" for any purpose or (ii) an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by any of Management or the Trust. Pursuant to Rule 13d-1(k)(2) under the Act, the Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

          (a) - (c)

          Acquisition Corp.
          ----------------

          Acquisition Corp. is a Delaware corporation, the principal business of which is the intended acquisition of the Issuer (as described in Item 4 below). The principal business and office address of Acquisition Corp. is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to CHS IV, the sole stockholder of Acquisition Corp., is set forth below. Mr. Gotsch is the sole director and President of Acquisition Corp. Mr. Warren is the Chief Executive Officer of Acquisition Corp.

          CHS IV
          ------

          CHS IV is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS IV is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to CHS Management, the general partner of CHS IV, is set forth below.

          CHS Management
          --------------

          CHS Management is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS Management is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to CHS LLC, the general partner of CHS Management, is set forth below.

          CHS LLC
          -------

          CHS LLC is a Delaware limited liability company, the principal business of which is private equity investments. The principal business and office address of CHS LLC is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the six partners of CHS LLC is set forth below.

          Mr. Code
          --------

          Mr. Code is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Hennessy
          ------------

          Mr. Hennessy is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Simmons
          -----------

          Mr. Simmons is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Gotsch
          ----------

          Mr. Gotsch is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Formolo
          -----------

          Mr. Formolo is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Vesely
          ----------

          Mr. Vesely is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          The Trust and Management
          ------------------------

          The Reporting Persons have been advised by each of the Trust and Management of the following information with respect to the Trust and Management, as applicable:

                    (i) Mr. Warren is the President, CEO, a member of the Board of Directors of the Issuer and a Trustee of the Trust. His business address is 2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718.

                    (ii) Mr. Knudsen is an investor and he is the Chairman and a member of the Board of Directors of the Issuer and a Trustee of the Trust. His principal business address is 602 36th Avenue East, Seattle,
                           Washington, 98112.

                    (iii) Mr. Schwartz is a practicing attorney, a member of the Board of Directors of the Issuer and a Trustee of the Trust. His principal business address is c/o Newcomb, Sabin, Schwartz & Landsverk LLP, 111 S. W. Fifth Avenue, Suite 4040, Portland, Oregon 97204.

                    (iv) Ms. Warren is a Trustee of the Trust. Her residential mailing address is Post Office Box 671, Eastsound, Washington, 98245.

                    (v) Mr. Anderson is Senior Vice President - International of the Issuer. His business address is P.O. Box 20187, Portland, Oregon 97294-0187 (2201 N.E. 201st
                           Avenue, Fairview, Oregon 97024-9718.

                    (vi) Mr. Cathey is Senior Vice President - Americas of the Issuer. His business address is P.O. Box 20187, Portland, Oregon 97294-0187 (2201 N.E. 201st
                           Avenue, Fairview, Oregon 97024-9718.

          (d) None of the Reporting Persons have, and the Reporting Persons have been advised by each of the Trust and Management that neither the Trustees nor members of Management have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons have, and the Reporting Persons have been advised by each of the Trust and Management that neither Trust nor Management have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Acquisition Corp., CHS IV, CHS Management and CHS LLC are all Delaware entities. All of the Reporting Persons who are natural persons identified in this Item 2 are citizens of the United States. The Reporting Persons have been advised by each of the Trust and Management that the natural persons identified in this Item 2 are citizens of the United States. The Trust is organized under Washington law.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On May 29, 2000, select members of Management announced that they were exploring the possibility of taking the Issuer private. Management and their advisors then interviewed a number of potential equity partners to determine who would best enable Management to make a successful bid and consummate the transaction. That search process resulted in Management selecting CHS LLC, through its fund, CHS IV, as the party with whom they would try to structure an agreement. Since that time, Management and CHS IV have conducted discussions regarding the terms and structure of a venture.

          The discussions resulted in CHS Acquisition, CHS IV, Management and the Trust executing a Letter of Understanding on July 5, 2000 (the "Letter of Understanding") whereby Management and the Trust agreed to work exclusively with CHS IV and Acquisition Corp. to attempt to develop a proposal to acquire the Issuer (the "Transaction"), including conceptual agreements regarding the equity makeup, basic structure and governance provisions of Acquisition Corp. As a further inducement for CHS IV and Acquisition Corp. to enter into the Letter of Understanding, Management and the Trust also agreed to vote their shares in favor of a Transaction entered into between Acquisition Corp. and the Issuer, and to vote against any transaction that would otherwise impede, interfere with or prevent the Transaction from occurring. Management and the Trust also agreed not to engage in discussions regarding, enter into agreements concerning or participate in any way in a business combination involving the acquisition or disposition of the equity or a material portion of the assets of the Issuer, other than the Transaction, and not to sell, grant an option for the sale of or otherwise transfer or dispose of their securities in the Issuer (or enter any agreement to do the same).

          These covenants of Management and the Trust would terminate on the first to occur of (i) the date CHS IV agrees to waive some or all of the restrictions, (ii) April 5, 2001, (iii) thirty days having elapsed following the date upon which the Issuer's board of directors definitively rejects Acquisition Corp.'s final proposal regarding the Transaction and (iv) the date CHS IV, the Trust and Management determine that they are unable to agree on definitive documents regarding the Transaction.

          The Reporting Persons have been advised that (i) the Mr. Warren,
Mr. Knudsen, Mr. Schwartz and Ms. Warren acquired 1,654,592 shares of Common Stock as Trustees of the Trust on March 10, 1997, when they accepted designation as Trustees of the Robert C. and Nani S. Warren Revocable Trust following the February 21, 1997, death of Robert C. Warren. There was no consideration for the transfer. Ms. Warren and Mr. Schwartz acquired voting and dispositive powers with respect to 128,394 shares of Common Stock as directors of the Robert C. and Nani S. Warren Foundation in 1994; and (ii) each of the other members of Management acquired the shares of Common Stock beneficially owned by each of them in their respective capacities as officers and directors of the Issuer, as the case may be.

          The information set forth in this Item 3 is qualified in its entirety by reference to the Letter of Understanding, which is attached hereto as Exhibit 2 and expressly incorporated herein by this reference. No additional consideration was paid to Management or the Trust in connection with the Letter of Understanding.

Item 4.   Purpose of Transaction.
          ----------------------

          As described in the Letter of Understanding, Acquisition Corp. intends to propose a Transaction pursuant to which the stockholders of the Issuer, other than Management and the Trust with respect to certain shares, would receive cash for their outstanding shares of Issuer common stock (as well as options, warrants or other rights to acquire Issuer common stock). Management would contribute their Issuer Common Stock into Acquisition Corp. in exchange for equity in Acquisition Corp. The Trust would contribute a significant portion of its Issuer Common Stock into Acquisition Corp. in exchange for equity in Acquisition Corp. In connection with the Transaction, the Issuer would become wholly-owned by Acquisition Corp., delisted from the New York Stock Exchange and deregistered under the Act.

          As an inducement for CHS IV and Acquisition Corp. to enter into the Letter of Understanding, Management and the Trust agreed (i) to voting agreements and restrictions on transfer described in Item 3 above, (ii) that CHS IV and Management would reasonably cooperate in jointly proposing the terms and conditions of the Transaction to the Issuer's directors, and (iii) to use good faith in drafting and negotiating the transactions contemplated by the Transaction.

          As noted in the Letter of Understanding, except for the provisions noted in Item 3 and this Item 4 regarding exclusivity, the agreement to vote and submission to the Issuer's board of directors, as well as certain other provisions regarding confidentiality, the bearing of costs, and matters concerning governing law and attorneys fees, the terms of the Letter of Understanding are nonbinding. A definitive Transaction will require the negotiation of the economic terms of and legal documentation regarding the Transaction (which would include customary covenants, representations, warranties, conditions and other provisions normal to such documentation), the securing of financing arrangements and the completion of due diligence of the Issuer by Acquisition Corp. Any transaction would also be subject to a number of conditions, which would most likely include stockholder approval. There is no assurance that the Transaction will be consummated.

          Other than as described in Item 3 and this Item 4, none of the Reporting Persons have, and they have been informed by Management and the Trust that none of them have, any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although they reserve the right to develop such plans).

          The information set forth in this Item 4 is qualified in its entirety by reference to the Letter of Understanding which is attached hereto as Exhibit 2 and expressly incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Each of the calculations in this Item 5 are based on a total of 12,317,025 shares of Common Stock outstanding. As reported in the Issuer's most recent Form 10-Q, dated as of April 30, 2000, 11,439,890 shares of Common Stock and one special voting share were outstanding. The share totals and percentage calculations below also assume the conversion of 800,000 outstanding exchangeable shares issued by an Issuer subsidiary into a like number of shares of Common Stock. TD Trust Company holds the special voting share as trustee of the exchangeable shares and is entitled to cast 800,000 votes on matters presented to Issuer's stockholders. Such calculations also include options to purchase 77,135 shares of Common Stock held by Management that are currently exercisable or exercisable within sixty days of the date hereof.

          Solely by virtue of, the matters described in Items 3 and 4 above as a result of its entry into the Letter of Understanding, the Reporting Persons, together with the Trust and Management, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act and the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed beneficially owned by the Trust and Management. The Reporting Persons disclaim beneficial ownership of any such shares of Common Stock.

          (a)

          Acquisition Corp.
          -----------------

          The aggregate number of shares of Common Stock that Acquisition Corp. may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 1,845,987 which constitutes approximately 15.0% of the outstanding shares of Common Stock, all of which are owned by the Trust or Management. Acquisition Corp. disclaims beneficial ownership of all such shares of Common Stock.

          CHS IV
          ------

          As the sole stockholder of Acquisition Corp., CHS IV may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS IV disclaims beneficial ownership of all such shares of Common Stock.

          CHS Management
          --------------

          As the general partner of CHS IV, CHS Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS Management disclaims beneficial ownership of all such shares of Common Stock.

          CHS LLC
          -------

          As the general partner of CHS Management, CHS LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS LLC disclaims beneficial ownership of all such shares of Common Stock.

          Mr. Code
          --------

          As a partner in CHS LLC, Mr. Code may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Code disclaims beneficial ownership of all such shares of Common Stock.

          Mr. Hennessy
          ------------

          As a partner in CHS LLC, Mr. Hennessy may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Hennessy disclaims beneficial ownership of all such shares of Common Stock.

          Mr. Simmons
          -----------

          As a partner in CHS LLC, Mr. Simmons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Simmons disclaims beneficial ownership of all such shares of Common Stock.

          Mr. Gotsch
          ----------

          As a partner in CHS LLC, Mr. Gotsch may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Gotsch disclaims beneficial ownership of all such shares of Common Stock.

          Mr. Formolo
          -----------

          As a partner in CHS LLC, Mr. Formolo may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Formolo disclaims beneficial ownership of all such shares of Common Stock.

          Mr. Vesely
          ----------

          As a partner in CHS LLC, Mr. Vesely may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Vesely disclaims beneficial ownership of all such shares of Common Stock.

          The Trust and Management
          -------------------------

          The Reporting Persons have been advised by each of the Trust and Management of the following information with respect to the Trust and Management, as applicable:

               (i) Pursuant to Rule 13d-3 of the Act, Mr. Warren may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Of the 1,845,987 shares of Common Stock, Mr. Warren beneficially owns 131,479 shares individually (including 40,701 under option grant and shares held for his account by a 401(k) plan). In addition, Mr. Warren may be deemed to beneficially own 31,600 shares of Common Stock as trustee or co-trustee for various family members, 1,631,192 shares of Common Stock in his capacity as a Trustee of the Trust, 25,454 shares of Common Stock beneficially owned by Mr. Anderson and 26,262 shares of Common Stock beneficially owned by Mr. Cathey. Mr. Warren's spouse owns 1,200 shares of Common Stock individually, as to which he disclaims beneficial ownership. In addition, Mr. Warren disclaims beneficial ownership of the shares held by Messrs. Anderson and Cathey.

               (ii) Pursuant to Rule 13d-3 of the Act, Mr. Knudsen may be deemed to be the beneficial owner of 1,856,674 shares of Common Stock, which constitutes approximately 15.1% of the outstanding shares of Common Stock. Of the 1,856,674 shares of Common Stock, 10,687 shares are beneficially owned by Mr. Knudsen individually (including 2,500 under option grant)(such 10,687 shares are not subject to the Letter of Understanding). In addition, Mr. Knudsen may be deemed to beneficially own 1,631,192 shares held by Mr. Knudsen in his capacity as a Trustee of the Trust, and 25,454 shares of Common Stock beneficially owned by Mr. Anderson, 26,262 shares of Common Stock beneficially owned by Mr. Cathey and 163,079 shares of Common Stock beneficially owned by Mr. Warren. Mr. Knudsen disclaims beneficial ownership of the shares held by Messrs. Anderson, Cathey and Warren.

               (iii) Pursuant to Rule 13d-3 of the Act, Mr. Schwartz may be
                     deemed to be the beneficial owner, in his capacity as the Trustee of the Trust, of 1,982,658 shares of Common Stock, which constitutes approximately 16.1% of the outstanding shares of Common Stock. Of the 1,982,658 shares of Common Stock, Mr. Schwartz beneficially owns 8,277 shares individually (including 2,500 shares under option grant), and may be deemed to beneficially own 128,394 shares of Common Stock in his capacity as a Director of the Robert C. and Nani S. Warren Foundation (such 8,277 shares and 128,394 shares are not subject to the Letter of Understanding), 1,631,192 shares of Common Stock in his capacity as a Trustee of the Trust, 25,454 shares of Common Stock beneficially owned by Mr. Anderson, 26,262 shares of Common Stock beneficially owned by Mr. Cathey and 163,079 shares of Common Stock beneficially owned by Mr. Warren. Mr. Schwartz disclaims beneficial ownership of the shares held by Messrs. Anderson, Cathey and Warren.

               (iv) Pursuant to Rule 13d-3 of the Act, Ms. Warren may be deemed to be the beneficial owner of 1,974,381 shares of Common Stock which constitutes approximately 16.0% of the outstanding shares of Common Stock. Of the 1,974,381 shares of Common Stock, Ms. Warren may be deemed to beneficially own 128,394 shares in her capacity as a Director of the Robert C. and Nani S. Warren Foundation (such 128,394 shares are not subject to the Letter of Understanding), 1,631,192 shares in her capacity as Trustee of the Trust, 25,454 shares of Common Stock beneficially owned by Mr. Anderson, 26,262 shares of Common Stock beneficially owned by Mr. Cathey and 163,079 shares of Common Stock beneficially owned by Mr. Warren. Ms. Warren disclaims beneficial ownership of the shares held by Messrs. Anderson, Cathey and Warren.

               (v) Mr. Anderson may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock which constitutes approximately 15.0% of the outstanding shares of Common Stock. Of the 1,845,987 shares of Common Stock,
                     Mr. Anderson beneficially owns 25,454 shares of Common Stock individually (including 16,672 shares under option grant and shares held for his account by a 401(k) plan). In addition, Mr. Anderson may be deemed to beneficially own 1,631,192 shares of Common Stock held by the Trust, 26,262 shares of Common Stock beneficially owned by Mr. Cathey and 163,079 shares of Common Stock beneficially owned by Mr. Warren. Mr. Anderson disclaims beneficial ownership of the shares held by the Trust and Messrs. Cathey and Warren.

               (vi) Mr. Cathey may be deemed to be the beneficial owner of
                    1,845,987 shares of Common Stock which constitutes approximately 15.0% of the outstanding shares of Common Stock. Of the 1,845,987 shares of Common Stock, Mr. Cathey beneficially owns 26,262 shares of Common Stock individually (including 19,762 shares under option grant). In addition, Mr. Cathey may be deemed to beneficially own 1,631,192 shares of Common Stock held by the Trust, 25,454 shares of Common Stock beneficially owned by Mr. Anderson and 163,079 shares of Common Stock beneficially owned by Mr. Warren. Mr. Cathey disclaims beneficial ownership of the shares held by the Trust and Messrs. Anderson and Warren.

          (b)

          Acquisition Corp.
          ----------------

          Acquisition Corp. may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Acquisition Corp. disclaims beneficial ownership of such shares.

          CHS IV
          ------

          As the sole stockholder of Acquisition Corp., CHS IV may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS IV disclaims beneficial ownership of such shares.

          CHS Management
          --------------

          As the general partner of CHS IV, CHS Management may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS Management disclaims beneficial ownership of such shares.

          CHS LLC
          -------

          As the general partner of CHS Management, CHS LLC may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS LLC disclaims beneficial ownership of such shares.

          Mr. Code
          --------

          As a partner of CHS LLC, Mr. Code may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Code disclaims beneficial ownership of such shares.

          Mr. Hennessy
          ------------

          As a partner of CHS LLC, Mr. Hennessy may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Hennessy disclaims beneficial ownership of such shares.

          Mr. Simmons
          -----------

          As a partner of CHS LLC, Mr. Simmons may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Simmons disclaims beneficial ownership of such shares.

          Mr. Gotsch
          ----------

          As a partner of CHS LLC, Mr. Gotsch may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Gotsch disclaims beneficial ownership of such shares.

          Mr. Formolo
          -----------

          As a partner of CHS LLC, Mr. Formolo may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Formolo disclaims beneficial ownership of such shares.

          Mr. Vesely
          ----------

          As a partner of CHS LLC, Mr. Vesely may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Vesely disclaims beneficial ownership of such shares.

          The Trust and Management
          ------------------------

          The Reporting Persons have been advised by each of the Trust and Management of the following information with respect to the Trust and Management, as applicable:

               (i) Mr. Warren has sole voting power with respect to 1,776,671 shares of Common Stock, shared voting power with respect to 17,600 shares of Common Stock, sole dispositive power with respect to 145,479 shares of Common Stock, and shared dispositive power with respect to 1,648,792 shares of Common Stock. In addition, Mr. Warren may be deemed to have shared voting and dispositive power over 51,716 shares of Common Stock of which Mr. Warren disclaims beneficial ownership. See Item 5(a) above.

               (ii) Mr. Knudsen has sole voting and dispositive power with respect to 10,687 shares of Common Stock, shared voting power with respect to zero shares of Common Stock and shared dispositive power with respect to 1,631,192 shares of Common Stock. In addition, Mr. Knudsen may be deemed to have shared voting and dispositive power over 214,795 shares of Common Stock of which Mr. Knudsen disclaims beneficial ownership. See Item 5(a) above.

               (iii) Mr. Schwartz has sole voting and dispositive power with respect to 8,287 shares of Common Stock, shared voting power with respect to 128,394 shares of Common Stock, and shared dispositive power with respect to 1,759,586 shares of Common Stock. In addition, Mr. Schwartz may be deemed to have shared voting and dispositive power over 214,785 shares of Common Stock of which Mr. Schwartz disclaims beneficial ownership. See Item 5(a) above.

               (iv) Ms. Nani Warren has sole voting and dispositive power with respect to zero shares of Common Stock, shared voting power with respect to 128,394 shares of Common Stock, and shared dispositive power with respect to 1,759,586 shares of Common Stock. In addition, Ms. Warren may be deemed to have shared voting and dispositive power over 214,795 shares of Common Stock of which Ms. Warren disclaims beneficial ownership. See Item 5(a) above.

               (v) Mr. Anderson has sole voting and dispositive power with respect to 25,454 shares of Common Stock, and shared voting and dispositive power with respect to zero shares of Common Stock. In addition, Mr. Anderson may be deemed to have shared voting and dispositive power over 1,820,533 shares of Common Stock of which Mr. Anderson disclaims beneficial ownership. See Item 5(a) above.

               (vi) Mr. Cathey has sole voting and dispositive power with respect to 26,262 shares of Common Stock and shared voting and dispositive power with respect to zero shares of Common Stock. In addition, Mr. Cathey may be deemed to have shared voting and dispositive power over 1,819,725 shares of Common Stock of which Mr. Cathey disclaims beneficial ownership. See Item 5(a) above.

          (c) Except as set forth in Item 4 above, none of the Reporting Persons have, and the Reporting Persons have been advised by each of the Trust and Management that neither the Trust nor Management have, effected any other transactions in Common Stock during the past sixty (60) days.

          (d) None of the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 5. The Reporting Persons have been advised by the Trust and Management that no person other than the Trust and Management has the right to receive, or the power to direct the receipt of , dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the Trust and Management as described in above.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          As described in Item 3 of this Schedule 13D, the Letter of Understanding (attached hereto as Exhibit 2) sets forth certain understandings between the Reporting Persons and the Trust and Management with respect to a proposed, including the contemplated equity makeup, basic structure and governance provisions of Acquisition Corp. The Letter of Understanding also contains certain proposed terms with respect to confidentiality, agreement to vote, exclusivity, submissions to the Issuer Board of Directors, good faith negotiations, costs and governing law and attorney's fees. This summary of the Letter of Understanding is qualified in its entirety by reference to the Letter of Understanding (attached hereto as Exhibit 2).

          Except as set forth in this Schedule 13D, and except for the Joint Filing Agreement dated July 5, 2000 among the Reporting Persons attached as
Exhibit 1 to this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

          Exhibit 1      Statement made pursuant to Rule 13d-1(k)(1)(iii) of
                         Regulation

                         13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

          Exhibit 2 Letter of Understanding dated July 5, 2000 by and between CHS Oregon Acquisition Corp., Code Hennessy & Simmons IV LP, CHS Management IV LP, Code Hennessy & Simmons LLC, Robert C. Warren, Jr., the Robert C. and Nani S. Warren Revocable Trust, Richard S. Anderson and Terry H. Cathey.

          Exhibit 3      Powers of Attorney

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2000           CHS OREGON ACQUISITION CORP

                              By:    /s/ Peter M. Gotsch*
                                     -----------------------------------------
                              Name:  Peter M. Gotsch
                              Title: President

                              CODE HENNESSY & SIMMONS IV LP

                              By:  CHS Management IV LP, its general partner

                                     By:    /s/ Peter M. Gotsch*
                                            ----------------------------------
                                            Peter M. Gotsch
                                     Title: Partner

                              CHS MANAGEMENT IV LP

                              By:    Code Hennessy & Simmons LLC, its general
                                     partner

                                     By:    /s/ Peter M. Gotsch*
                                     -----------------------------------------
                                     Name:  Peter M. Gotsch
                                     Title: Partner

                              CODE HENNESSY & SIMMONS LLC

                              By:    /s/ Peter M. Gotsch*
                                     -----------------------------------------
                              Name:  Peter M. Gotsch
                              Title: Partner

                              /s/ Andrew W. Code*
                              -------------------
                              Andrew W. Code

                              /s/ Daniel J. Hennessy*
                              -----------------------
                              Daniel J. Hennessy

                              /s/ Brian P. Simmons*
                              ---------------------
                              Brian P. Simmons

                              /s/ Peter M. Gotsch*
                              --------------------
                              Peter M. Gotsch

                              /s/ Tom J. Formolo*
                              -------------------
                              Tom J. Formolo

                              /s/ Jon S. Vesely*
                              ------------------
                              Jon S. Vesely

*By: /s/ Andrew W. McCune
     --------------------
     Andrew W. McCune
     Attorney-in-Fact

                                   EXHIBIT 1
                                   ---------

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: July 7, 2000      CHS OREGON ACQUISITION CORP

                         By:    /s/ Peter M. Gotsch*
                                --------------------
                         Name:  Peter M. Gotsch
                         Title: President

                         CODE HENNESSY & SIMMONS IV LP

                         By:    CHS Management IV LP, its general partner

                                By:    /s/ Peter M. Gotsch*
                                       --------------------
                                Name:  Peter M. Gotsch
                                Title: Partner

                         CHS MANAGEMENT IV LP

                         By:    Code Hennessy & Simmons LLC, its general partner

                                By:    /s/ Peter M. Gotsch*
                                       --------------------
                                Name:  Peter M. Gotsch
                                Title: Partner

                         CODE HENNESSY & SIMMONS LLC

                         By:    /s/ Peter M. Gotsch*
                                --------------------
                         Name:  Peter M. Gotsch
                         Title: Partner

                         /s/ Andrew W. Code*
                         -------------------
                         Andrew W. Code

                         /s/ Daniel J. Hennessy*
                         -----------------------
                         Daniel J. Hennessy

                         /s/ Brian P. Simmons*
                         ---------------------
                         Brian P. Simmons

                         /s/ Peter M. Gotsch*
                         --------------------
                         Peter M. Gotsch

                         /s/ Tom J. Formolo*
                         -------------------
                         Tom J. Formolo

                         /s/ Jon S. Vesely*
                         ------------------
                         Jon S. Vesely

*By: /s/ Andrew W. McCune
     --------------------
     Andrew W. McCune
     Attorney-in-Fact